Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Battalion Oil Corporation, a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this "Agreement") as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: April 1, 2026

BLACKSTONE ANNEX MASTER FUND L.P.

By: Blackstone Alternative Asset Management Associates LLC, its general partner

By: /s/ Stephen O'Connor
       Name: Stephen O'Connor
       Title: Authorized Person

BLACKSTONE ALTERNATIVE ASSET MANAGEMENT ASSOCIATES LLC

By: /s/ Stephen O'Connor
       Name: Stephen O'Connor
       Title: Authorized Person

BLACKSTONE HOLDINGS II L.P.

By: Blackstone Holdings I/II GP L.L.C., its general partner

By: /s/ Victoria Portnoy
       Name: Victoria Portnoy
       Title: Managing Director - Assistant Secretary

BLACKSTONE HOLDINGS I/II GP L.L.C.

By: /s/ Victoria Portnoy
        Name: Victoria Portnoy
        Title: Senior Managing Director

BLACKSTONE INC.

By: /s/ Victoria Portnoy
        Name: Victoria Portnoy
        Title: Managing Director - Assistant Secretary

BLACKSTONE GROUP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
        Name: Victoria Portnoy
        Title: Managing Director - Assistant Secretary

/s/ Stephen A. Schwarzman

Stephen A. Schwarzman